UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment          )(1)

CYTOMEDIX, INC.

(Name of Issuer)

COMMON STOCK, $.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

23283B204

(CUSIP Number)

MARCH 29, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23283B204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Long/Short Trading Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 3,432,300 shares of Common Stock(1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 3,432,300 shares of Common Stock(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,432,300 shares of Common Stock(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99%

12.	Type of Reporting Person (See Instructions) CO

(1)           See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 3,432,300 shares of Common Stock (1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 3,432,300 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,432,300 shares of Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99%

12.	Type of Reporting Person (See Instructions) OO; HC

(1)           See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RAM Capital, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 3,432,300 shares of Common Stock (1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 3,432,300 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,432,300 shares of Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99%

12.	Type of Reporting Person (See Instructions) OO; HC

(1)           See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RAM Capital Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 3,432,300 shares of Common Stock (1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 3,432,300 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,432,300 shares of Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99%

12.	Type of Reporting Person (See Instructions) CO; HC

(1)           See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THR, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 3,432,300 shares of Common Stock (1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 3,432,300 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,432,300 shares of Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99%

12.	Type of Reporting Person (See Instructions) CO; HC

(1)           See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A.R. Thane Ritchie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 3,432,300 shares of Common Stock (1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 3,432,300 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,432,300 shares of Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99%

12.	Type of Reporting Person (See Instructions) IN; HC

(1)           See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Capital Multi-Strategy Trading, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 3,432,300 shares of Common Stock (1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 3,432,300 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,432,300 shares of Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99%

12.	Type of Reporting Person (See Instructions) CO; HC

(1)           See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Capital Multi-Strategy Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 3,432,300 shares of Common Stock (1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 3,432,300 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,432,300 shares of Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99%

12.	Type of Reporting Person (See Instructions) CO; HC

(1)           See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Capital Multiple Strategy Fund, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 3,432,300 shares of Common Stock (1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 3,432,300 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,432,300 shares of Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99%

12.	Type of Reporting Person (See Instructions) OO; HC

(1)           See Footnote in Item 4 below.

Item 1.
(a)	Name of Issuer Cytomedix, Inc. (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices 1523 South Bowman Rd., Suite A Little Rock, AR 72211

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)	Citizenship
Ritchie Long/Short Trading Ltd. c/o M&C Corporate Services Limited P.O. Box 309GT Ugland House South Church Street George Town, Grand Cayman Cayman Islands corporation

Ritchie Capital Management, L.L.C. 2100 Enterprise Avenue Geneva, Illinois 60134 Delaware limited liability company

RAM Capital, L.L.C. 2100 Enterprise Avenue Geneva, Illinois 60134 Illinois limited liability company

RAM Capital Investments, Ltd. c/o Caledonian Bank & Trust Limited Caledonian House P.O. Box 1043 George Town, Grand Cayman Cayman Islands corporation

THR, Inc. 2100 Enterprise Avenue Geneva, Illinois 60134 Illinois corporation

A.R. Thane Ritchie 2100 Enterprise Avenue Geneva, Illinois 60134 U.S. Citizen

Ritchie Capital Multi-Strategy Trading, Ltd. 2100 Enterprise Avenue Geneva, Illinois 60134 Cayman Islands corporation

Ritchie Capital Multi-Strategy Fund, Ltd. 2100 Enterprise Avenue Geneva, Illinois 60134 Cayman Islands corporation

Ritchie Capital Multi-Strategy Fund, L.L.C. 2100 Enterprise Avenue Geneva, Illinois 60134 Illinois limited liability company

As required by Rule 13d-1(k)(1), Exhibit 1 to this Schedule 13G contains the Joint Filing Agreement entered into by each of the persons filing this joint Schedule 13G.

	(d)	Title of Class of Securities Common Stock, $.0001 par value per share (“Common Stock”)
	(e)	CUSIP Number 23283B204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership
See Items 5 through 9 and Item 11 on pages 2 through 7.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 3,432,300 shares of Common Stock(1)
	(b)	Percent of class: 9.99%

(1)           Includes 432,300 shares of Common Stock, 750,000 shares of series A Preferred stock hat must be converted into Common Stock within 45 days, 750,000 shares of Series B Preferred stock and 1,500,000 Warrants convertible into Common Stock. Pursuant to the terms of the Series B Preferred stock and the Warrants, the Reporting Persons cannot be the "beneficial owners" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

(The percentage beneficial ownership was calculated based on 13,324,139 shares of Common Stock outstanding as of March 31, 2004 plus 1,500,000 shares of Series A and Series B preferred stock and 1,500,000 warrants granted by the Company to the reporting persons hereunder to purchase shares of Common Stock.)

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote - 0 -
(ii) Shared power to vote or to direct the vote 3,432,300 shares of Common Stock
(iii) Sole power to dispose or to direct the disposition of - 0 -
(iv) Shared power to dispose or to direct the disposition of 3,432,300 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

NOT APPLICABLE

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2004

RITCHIE LONG/SHORT TRADING LTD.

By:	Ritchie Capital Management, L.L.C., its Investment Manager

	By:	/s/ A.R. Thane Ritchie
		Name:	A.R. Thane Ritchie
		Title:	Chief Executive Officer

RITCHIE CAPITAL MANAGEMENT, L.L.C.

By:	/s/ A.R. Thane Ritchie
	Name:	A.R. Thane Ritchie
	Title:	Chief Executive Officer

RAM CAPITAL, L.L.C.

By:	Ritchie Capital Management, L.L.C., its Investment Manager

	By:	/s/ A.R. Thane Ritchie
		Name:	A.R. Thane Ritchie
		Title:	Chief Executive Officer

RAM CAPITAL INVESTMENTS, LTD.

By:	Ritchie Capital Management, L.L.C., its Investment Manager

	By:	/s/ A.R. Thane Ritchie
		Name:	A.R. Thane Ritchie
		Title:	Chief Executive Officer

THR, INC.

By:	/s/ A.R. Thane Ritchie
	Name:	A.R. Thane Ritchie
	Title:	Chief Executive Officer

/s/ A.R. Thane Ritchie
A.R. Thane Ritchie

RITCHIE CAPITAL MULTI-STRATEGY TRADING, LTD.

By:	Ritchie Capital Management, L.L.C., its Investment Manager

	By:	/s/ A.R. Thane Ritchie
		Name:	A.R. Thane Ritchie
		Title:	Chief Executive Officer

RITCHIE CAPITAL MULTI-STRATEGY FUND, LTD.

By:	Ritchie Capital Management, L.L.C., its Investment Manager

	By:	/s/ A.R. Thane Ritchie
		Name:	A.R. Thane Ritchie
		Title:	Chief Executive Officer

RITCHIE CAPITAL MULTI-STRATEGY FUND, L.L.C.

By:	Ritchie Capital Management, L.L.C., its Investment Manager

	By:	/s/ A.R. Thane Ritchie
		Name:	A.R. Thane Ritchie
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1	Joint Filing Agreement, dated as of April 12, 2004, among each of the Filing Persons.

EXHIBIT 1

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, each of the parties to this Joint Filing Agreement (this “Agreement”) agrees that the statement on Schedule 13G with respect to the common stock issued by Cytomedix, Inc., to which this Agreement is attached as an Exhibit, is filed on behalf of each such party and that any amendments to the attached Schedule 13G will likewise be filed on behalf of each such party.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be executed on April 12, 2004.

RITCHIE LONG/SHORT TRADING LTD.

By: Ritchie Capital Management, L.L.C., its Investment Manager

	By:	/s/ A.R. Thane Ritchie
		Name:	A.R. Thane Ritchie
		Title:	Chief Executive Officer

RITCHIE CAPITAL MANAGEMENT, L.L.C.

By:	/s/ A.R. Thane Ritchie
	Name:	A.R. Thane Ritchie
	Title:	Chief Executive Officer

RAM CAPITAL, L.L.C.

By: Ritchie Capital Management, L.L.C., its Investment Manager

	By:	/s/ A.R. Thane Ritchie
		Name:	A.R. Thane Ritchie
		Title:	Chief Executive Officer

RAM CAPITAL INVESTMENTS, LTD.

By: Ritchie Capital Management, L.L.C., its Investment Manager

By:	/s/ A.R. Thane Ritchie
	Name:		A.R. Thane Ritchie
	Title:		Chief Executive Officer

THR, INC.

By:	/s/ A.R. Thane Ritchie
	Name:	A.R. Thane Ritchie
	Title:	Chief Executive Officer

/s/ A.R. Thane Ritchie
A.R. Thane Ritchie

RITCHIE CAPITAL MULTI-STRATEGY TRADING, LTD.

By: Ritchie Capital Management, L.L.C., its Investment Manager

	By:	/s/ A.R. Thane Ritchie
	Name:	A.R. Thane Ritchie
	Title:	Chief Executive Officer

RITCHIE CAPITAL MULTI-STRATEGY FUND, LTD.

By: Ritchie Capital Management, L.L.C., its Investment Manager

	By:	/s/ A.R. Thane Ritchie
	Name:	A.R. Thane Ritchie
	Title:	Chief Executive Officer

RITCHIE CAPITAL MULTI-STRATEGY FUND, L.L.C.

By: Ritchie Capital Management, L.L.C., its Investment Manager

By:	/s/ A.R. Thane Ritchie
	Name:	A.R. Thane Ritchie
	Title:	Chief Executive Officer